LIGHTHOUSE LIFE CAPITAL, LLC

SUPPLEMENT NO. 3 DATED FEBRUARY 18, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Lighthouse Life Capital, LLC (“we,” “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on December 30, 2020, or the Offering Circular, Supplement No. 1 to the Offering Circular dated January 8, 2021 and Supplement No. 2 to the Offering Circular dated January 13, 2021. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose revisions to the Offering Circular under Offering Circular Summary and elsewhere, to reflect the following change to the Indenture, Form of Class A Bond and Form of Class B Bond, in addition to certain other clarifying revisions made pursuant to the First Supplemental Indenture, dated February 17, 2021, by and between us and the Trustee, or the First Supplemental Indenture: Pursuant to Section 1.01 of the Indenture, as amended by the First Supplemental Indenture, interest on the Bonds will accrue beginning on the first day of the calendar month immediately preceding the Interest Payment Date, as defined in the Indenture, and ending on the last day of the calendar month immediately preceding the Interest Payment Date.

The foregoing is a summary and is qualified in its entirety by the First Supplemental Indenture, the Form of Class A Bond and the Form of Class B Bond, copies of which are filed as Exhibit Nos. 3.1, 3.2 and 3.3 to the Current Report on Form 1-U, dated February 17, 2021, and incorporated by reference into this Supplement No. 3.